                                  LETTERHEAD OF
                             TAG ENTERTAINMENT CORP.
                          9166 SOUTH SANTA MONICA BLVD.
                         BEVERLY HILLS, CALIFORNIA 90212
                               TEL. (310) 277-3700

                                       August 9, 2005

BY FAX (202)772-9210 AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Ms. Maryse Mills-Apenteng
                  Mail Stop 4561
                  Company Name:     TAG Entertainment Corp.
                  Type of Report:   Form SB-2
                  Filing Number:    SEC File No. 333-126584

Dear Ms. Mills-Apenteng:

         The undersigned is the Chief Executive Officer of TAG Entertainment
Corp. (the "Company"), which has filed a Registration Statement on Form S-B2
(Filing Number 333-126584).

         Request is made that the effective date of the Registration Statement be accelerated and that such Registration Statement be declared effective as of
4:30 p.m. on August 9, 2005 or as soon thereafter as practicable.

         It is therefore respectfully requested that favorable consideration be given by the Commission Staff for acceleration of the Registration Statement as requested herein.

         The Company acknowledges that:

         o    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o    the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of
Corporation Finance in the staff's review of the Company's filings or in response to the staff's comment on the Company's filings.

         Very truly yours,

         TAG ENTERTAINMENT CORP.

         By: /s/ Steve Austin
            --------------------------
         Steve Austin
         Chief Executive Officer